Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis.

	Six Months Ended December 31,		Year Ended June 30,
	2010		2010		2009	2008
			(Unaudited)
Ratio of Earnings (Loss) to Fixed Charges	1.38	x	1.46	x	—	1.45	x

For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. For the year ended June 30, 2009 earnings were inadequate to cover fixed charges and therefore have not been presented for this period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $604.2 million for the year ended June 30, 2009.

	Six Months Ended December 31,	Year Ended June 30,
	2010	2010	2009	2008
		(Dollars in Thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$16,688	$42,499	$(604,213)	$46,233
Fixed Charges	43,534	92,838	94,019	101,655
Total Earnings (Loss)	60,222	135,337	(510,194)	147,888
Fixed Charges:
Interest Expense	39,280	85,032	88,774	97,469
Deferred Financing Fees	4,254	7,806	5,245	4,186
Total Fixed Charges	43,534	92,838	94,019	101,655
Ratio of Earnings (Loss) to Fixed Charges	1.38x	1.46x	—	1.45x